Exhibit 99.1

NR-16-08

GOLD RESERVE ANNOUNCES CLOSING OF PRIVATE PLACEMENT AND EXTENSION OF MEMORANDUM OF UNDERSTANDING WITH VENEZUELA

SPOKANE, WASHINGTON, May 17, 2016

Gold Reserve Inc. (TSX.V:GRZ) (OTCQB:GDRZF) (the “Company” or “Gold Reserve”) is pleased to announce the closing of its previously announced non-brokered private placement (the “Private Placement”). Including the issuance of 5,210,000 Class A Common Shares of the Company (“Shares”) previously announced by the Company, the Company has issued an aggregate of 8,562,500 Shares under the Private Placement at a price of US $4.00 per share for proceeds in the amount of US $34,250,000.  The proceeds will be used by the Company for general working capital purposes.

No commission or finder’s fee was paid in connection with the Shares issued pursuant to the Private Placement. Such Shares were offered pursuant to exemptions from the prospectus requirements of applicable securities legislation and will be subject to a hold period in Canada of four months and a day from their respective dates of issuance.

The Company also announced today that, by mutual agreement, the Company and the Bolivarian Republic of Venezuela have extended the previously announced February 24, 2016 Memorandum of Understanding (the “MOU”) from May 12, 2016 to May 27, 2016.

The MOU contemplates settlement, including payment and resolution, of the arbitral award granted in favor of the Company by the International Centre for Settlement of Investment Disputes in respect of the Brisas Project and the payment for the transfer of the related technical mining data previously compiled by the Company, as well as the development of the Brisas and the adjacent Cristinas gold-copper project by the Company and Venezuela.

The parties are working diligently to complete the necessary documentation to finalize the agreements contemplated by the MOU.

Further information regarding the Company can be located at www.goldreserveinc.com, www.sec.gov and www.sedar.com.

Company Contact

A. Douglas Belanger, President

926 W. Sprague Ave., Suite 200

Spokane, WA 99201 USA

Tel. (509) 623-1500

Fax (509) 623-1634

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws that state Gold Reserve's or its management's intentions, hopes, beliefs, expectations or predictions for the future, including statements related to the completion of the transactions contemplated by the MOU. In this release, forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

In addition to being subject to a number of assumptions, forward-looking statements in this release involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of the Company to be materially different from our estimated outcomes, future results, performance or achievements expressed or implied by those forward-looking statements, including without limitation the risk that the Company and Venezuela may not be able to reach agreement on definitive documentation for the transactions contemplated by the MOU, the transactions contemplated by the MOU may otherwise not be completed, Venezuela may not be able to obtain financing on favorable terms, if at all, to fund the contemplated payments to the Company pursuant to the arbitral award granted in favor of the Company and for its mining data and the anticipated capital costs of the Brisas-Cristinas Project and the approval of the National Executive Branch of the Venezuelan government to create a Special Economic zone or otherwise provide tax and other economic benefits for the activities of the mixed company contemplated by the MOU may not be obtained.

This list is not exhaustive of the factors that may affect any of Gold Reserve's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the United States Securities and Exchange Commission and applicable Canadian provincial and territorial securities legislation.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.